January 7, 2008

Via EDGAR

Ms. Effie Simpson
Staff Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-0213

Re:	Long-e International, Inc. Form 8-K filed December 10, 2007 File No. 0-28727

Dear Ms. Simpson:

This is in response to your comment letter of December 13, 2007 to Bu Shengfu of Long-e International, Inc. (“Long-e” or the “Company”). For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

1.
In reviewing your disclosure in Form 8-K filed on December 10, 2007 it is unclear when you intend to file restated financial statements. Please tell us when you plan to file the restated financial statements. Also, tell us of the estimated amounts involved. If known, these items should be disclosed in an amended Form 8-K.

Response: In response to your comment, the Company respectfully notes that the restated financial statements were filed as part of the Company’s Form 10-KSB/A filed December 26, 2007. An explanatory note is included in the filing to highlight the restatement and the portions of the Annual Report impacted thereby and, under Item 7 of the amended Annual Report, Note 1 of the Notes to the Consolidated Financial Statements (page F-7) details the nature of the restatement and the amounts involved in narrative and tabular form. As the Company has already filed the restated financial statements providing the detail sought in the staff’s comment, the Company respectfully submits that amendment of the Form 8-K filed on December 10, 2007, is unnecessary at this time and could be confusing to investors.

Other

2.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company respectfully acknowledges and accepts the staff’s reminder of the responsibilities of the Company and its management.

* * *

In accordance with your comment letter, the following acknowledges that Long-e understands that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated by our counsel, Shoshannah Katz of K&L Gates, in her telephone conversation with you on January 3, 2008, the Company did not receive the comment letter until December 30, 2007, and thus was not aware of the letter and unable to respond within five business days of the date of the comment letter. For ease of communication between the staff and the Company in the future, please note that the Company’s fax number is (86) 755-3396-5123, and copies of correspondence with the Company may also be sent to our counsel via fax to (310) 552-5001, attention: Shoshannah D. Katz, Esq. If you have any further comments or questions, please do not hesitate to contact the undersigned or our counsel.

Sincerely,

/s/ Bu Shengfu Bu Shengfu, Chief Executive Officer Long-e International, Inc.